As filed with the Securities and Exchange Commission on May 17, 2013

Registration No. 333-187092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AMERICAN REALTY CAPITAL TRUST V, INC.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Nicholas S. Schorsch

American Realty Capital Trust V, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Peter M. Fass, Esq.
PROSKAUER ROSE LLP
Eleven Times Square
New York,
New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-187092

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
(Do not check if smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 1 to American Realty Capital Trust V, Inc.’s (the “Company”) Registration Statement on Form S-11 (No. 333-187092) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.  Financial Statements and Exhibits

(b)        Exhibits.  The following exhibits are incorporated by reference into this registration statement:

Exhibit No.	Description
1.1(1)	Amended and Restated Exclusive Dealer Manager Agreement, dated as of April 9, 2013, among the Company, American Realty Capital Advisors V, LLC and Realty Capital Securities, LLC

3.1(1)	Articles of Amendment and Restatement

3.2(1)	Second Amended and Restated Bylaws

3.3(1)	Articles of Amendment, dated April 10,2013

3.4(1)	Articles of Amendment, dated April 14, 2013

4.1(1)	Agreement of Limited Partnership of American Realty Capital Operating Partnership V, L.P., dated as of April 4, 2013

10.1(1)	Amended and Restated Subscription Escrow Agreement, dated as of May 7, 2013, among Realty Capital Securities, LLC, the Company and UMB Bank, N.A.

10.2(1)	Advisory Agreement, dated as of April 4, 2013, by and among the Company, American Realty Capital Operating Partnership V, L.P. and American Realty Advisors V, LLC

10.3(1)	Property Management and Leasing Agreement, dated as of April 4, 2013, by and among the Company, American Realty Capital Operating Partnership V, L.P. and American Realty Capital Properties V, LLC

10.4(1)	Employee and Director Incentive Restricted Share Plan of the Company

10.5(1)	Valuation Services Agreement between the Company and Duff & Phelps, LLC, dated April 4, 2013

10.6(1)	Form of Restricted Share Award Agreement Pursuant to the Employee and Director Incentive Restricted Share Plan of the Company

Exhibit No.	Description
10.7(1)	Amended and Restated Agreement for Purchase and Sale of Real Property, dated July 2, 2012, by and between Ladder Capital Finance LLC and RSBR Investments, LLC, RBA Investments, LLC and Overland Properties, LLC

10.8(1)	Assignment and Assumption of Amended and Restated Agreement for Purchase and Sale, dated July 19, 2012, by and between Ladder Capital Finance LLC and AR Capital, LLC

10.9(1)	First Amendment to Assignment and Assumption of Amended and Restated Agreement for Purchase and Sale, dated July 26, 2012, by and between Ladder Capital Finance LLC, AR Capital, LLC and Commonwealth Land Title Insurance Corporation

10.10(1)	First Amendment to Amended and Restated Agreement for Purchase and Sale, dated August 21, 2012, by and among, RSBR Investments, LLC, RBA Investments, LLC and Overland Properties, LLC and AR Capital, LLC

10.11(1)

Fourth Amended and Restated Investment Opportunity Allocation Agreement, dated April 4, 2013, by and among the Company, American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Properties, Inc. and American Realty Capital Trust IV, Inc.

14(1)	Code of Ethics

21(1)	List of Subsidiaries

101.1(1)	XBRL (eXtensible Business Reporting Language). The following materials from the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this information in furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934

 _________________________

(1)	Filed as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 filed with the Securities and Exchange Commission on May 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on May 17, 2013.

AMERICAN REALTY CAPITAL TRUST V, INC.

By:	/s/ NICHOLAS S. SCHORSCH NICHOLAS S. SCHORSCH CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ Nicholas S. Schorsch	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 17, 2013
Nicholas S. Schorsch

/s/ Edward M. Weil, Jr.	President, Chief Operating Officer, Treasurer, Secretary and Director	May 17, 2013
Edward M. Weil, Jr.

/s/ Brian S. Block	Chief Financial Officer and Executive Vice President	May 17, 2013
Brian S. Block	(Principal Financial and Accounting Officer)

*	Lead Independent Director	May 17, 2013
David Gong

*	Independent Director	May 17, 2013
Robert H. Burns

*	Independent Director	May 17, 2013
Stanley R. Perla

*By: /s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Attorney-in-fact